SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934


                          ML MEDIA PARTNERS, L.P.

                     (Name of Subject Company (Issuer))

                       MLMP ACQUISITION PARTNERS, LLC
                    MADISON INVESTMENT PARTNERS 26, LLC
                         MADISON CAPITAL GROUP, LLC
                         THE HARMONY GROUP II, LLC
                              BRYAN E. GORDON
                    (Name of Filing Persons (Offerors))

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)



                                55307J 10 2
                   (CUSIP Number of Class of Securities)

                              Bryan E. Gordon
                         Madison Capital Group, LLC
                         410 Park Avenue, Suite 540
                          New York, New York 10022
                               (646) 840-1242

                                  Copy to:
                         Steven G. Scheinfeld, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE


    Transaction Valuation*                         Amount of Filing Fee
     -------------------                            ------------------
         $10,809,425                                      $874.48


--------------

*For purposes of calculating the filing fee only. This amount assumes the purchase of 18,799 Units of the subject company at $575 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $          Filing Party:
Form or Registration Number:       Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1. SUMMARY TERM SHEET.

(a) The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Four World Financial Center, 23rd Floor, New York, New York 10080, and its telephone number at that address is (800) 288-3694.

(b) The Partnership has 187,994 units of limited partnership interests ("Units") outstanding, according to the Partnership's publicly available filings.

(c) The information set forth in the "Summary Term Sheet" and Section 8 - "Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(c) The information set forth in the "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference. The principal business address of MLMP Acquisition Partners, LLC, a Delaware limited liability company (the "Purchaser"), and each of Madison Investment Partners 226, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, the "Co-Bidders") is 410 Park Avenue, Suite 540, New York, New York 10022. The business telephone number of the Purchaser and each of the Co-Bidders is (646) 840-1242. During the last five years, neither the Purchaser nor any of the Co-Bidders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a) This Schedule TO relates to the offer by the Purchaser and the Co-Bidders, as co-bidders, to purchase up to 18,799 Units for cash at a price equal to $575 per Unit, reduced by any cash distributions made or declared on or after October 30, 2003 (the "Offer Date") (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), with interest at the rate of 3% per annum from the Expiration Date (as defined in the Offer to Purchase) to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2003 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

The information set forth in Section 1 - "Terms of the Offer" through
Section 7 - "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Not applicable.

(b) The information set forth under the caption "Introduction - Past Contacts with the Partnership" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in Section 9 - "Purpose of the Offer; Future Plans" of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, neither the Purchaser nor any of the other co-bidders has or has had any plans, proposals or negotiations that relate to or would result in any of the transactions or matters described in clauses (c)(1) through (c)(7) of Regulation M-A.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" and Section 12 - "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

(b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" and in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

None.

ITEM 10. FINANCIAL STATEMENTS.

The information set forth in Section 11 - "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Section 14 - "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(b) None.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase dated October 30, 2003.
(a)(2) Form of Agreement of Assignment and Transfer.
(a)(3) Letter to Unitholders dated October 30, 2003.
(a)(4) Summary Publication of Notice of Offer dated October 30, 2003.
(a)(5) Confidentiality Agreement between Madison Liquidity Investors 104, LLC and the Partnership, dated May 4, 1999.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003

                       MLMP ACQUISITION PARTNERS, LLC
          By: MADISON INVESTMENT PARTNERS 26, LLC, Managing Member



                        BY: /S/ BRYAN E. GORDON
                            -----------------------
                            BRYAN E. GORDON, MANAGING DIRECTOR



                    MADISON INVESTMENT PARTNERS 26, LLC


                        BY: /S/ BRYAN E. GORDON
                            -----------------------
                            BRYAN E. GORDON, MANAGING DIRECTOR



                         MADISON CAPITAL GROUP, LLC


                        BY: /S/ BRYAN E. GORDON
                            -----------------------
                            BRYAN E. GORDON, MANAGING DIRECTOR



                         THE HARMONY GROUP II, LLC



                        BY: /S/ BRYAN E. GORDON
                            -----------------------
                            BRYAN E. GORDON, MANAGING MEMBER


                        /S/ BRYAN E. GORDON
                        -------------------
                        BRYAN E. GORDON



                               EXHIBIT INDEX


Exhibit          Description

(a)(1) Offer to Purchase dated October 30, 2003.
(a)(2) Form of Agreement of Assignment and Transfer.
(a)(3) Letter to Unitholders dated October 30, 2003.
(a)(4) Summary Publication of Notice of Offer dated October 30, 2003.
(a)(5) Confidentiality Agreement between Madison Liquidity Investors 104, LLC and the Partnership, dated May 4, 1999.